January 31, 2019

Jayesh Patel
Chief Executive Officer
NDN BV, Inc.
19901 Southwest Freeway, #205
Sugar Land, Texas 77479

       Re: NDN BV, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed January 2, 2019
           File No. 024-10917

Dear Mr. Patel:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Registration Statement on Form 1-A/A filed January 2, 2019

General

1.     Please file as an exhibit the Engagement Agreement referenced on page
13. Additionally,
       please clarify how securities will be offered "through Keystone Capital," as referenced on the cover page. It is unclear why the broker dealer's participation and status are highlighted if in fact the entity is not acting as an underwriter. Tell us whether and why you believe its participation and 5% transaction-based compensation do not make it an underwriter or placement agent.
 Jayesh Patel
NDN BV, Inc.
January 31, 2019
Page 2

       You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,

FirstName LastNameJayesh Patel                          Division of Corporation
Finance
                                                        Office of Beverages,
Apparel and
Comapany NameNDN BV, Inc.
                                                        Mining
January 31, 2019 Page 2
cc:       Frank J. Hariton
FirstName LastName